SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number 333-58295

MAINSOURCE FINANCIAL GROUP, INC. 401 (K) AND EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of the plan)

MAINSOURCE FINANCIAL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

2105 North State Road 3 Bypass
Greensburg, Indiana 47240
(Address of principal executive office)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK

OWNERSHIP PLAN

FINANCIAL STATEMENTS

December 31, 2007 and 2006

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Greensburg, Indiana

FINANCIAL STATEMENTS

December 31, 2007 and 2006

Crowe Chizek and Company LLC

Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

MainSource Financial Group, Inc. 401(k)

  and Employee Stock Ownership Plan

Greensburg, Indiana

We have audited the accompanying statements of net assets available for benefits of the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan (“the Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Oak Brook, Illinois
June 25, 2008	Crowe Chizek and Company LLC

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Investments, at fair value (Notes 2 and 4)	$33,845,855	$35,222,720

Receivables
Employer contribution	614,354	575,237
Participant contribution	—	61,542
	614,354	636,779
Net assets reflecting all investments at fair value	34,460,209	35,859,499

Adjustments from fair value to contract value for fully benefit-responsive contracts	(18,538)	34,570

NET ASSETS AVAILABLE FOR BENEFITS	$34,441,671	$35,894,069

See accompanying notes to financial statements.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2007

Additions to net assets attributed to:
Investment income
Net depreciation in fair value of investments (Note 4)	$(663,472)
Interest and dividends	2,268,791
Total investment income	1,605,319

Contributions
Employer	1,583,039
Participants	1,659,705
Rollovers	385,385
3,628,129
Total additions	5,233,448

Deductions from net assets attributed to:
Benefits paid to participants	6,644,640
Plan expenses	41,206
Total deductions	6,685,846

Net increase (decrease)	(1,452,398)

Net assets available for benefits
Beginning of year	35,894,069

End of year	$34,441,671

See accompanying notes to financial statements.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN

The following description of the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering all employees of the MainSource Financial Group, MainSource Bank, MainSource Bank – Illinois, and MainSource Bank – Ohio, and MainSource Insurance Group, Inc., (collectively, “the Company”) who are age 18 or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Each year, participants may contribute up to 60% of their pretax eligible compensation to the Plan.  Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may, at the discretion of the Board of Directors, make a matching contribution to the Plan to participants who have provided at least one year of service.  The Company may also, at the discretion of the Board of Directors, make an additional employer contribution to the Plan to these participants.  All contributions are subject to certain limitations.

Participant Accounts:  Each participant’s account is credited with the participant’s own contribution and their share of the Company’s contributions.  The allocation of the Company’s matching contribution is based on participant deferrals.  The allocation of any additional discretionary Company contribution is based on compensation.  Allocation of earnings is based on participants’ account balances.  The benefit to which a participant is entitled is that provided from the participant’s vested account.  Forfeited balances of terminated participants’ nonvested accounts may be used to reduce the Company’s liability for future matching contributions to the Plan.

Vesting:  Participants are immediately vested in their own contributions and rollovers plus earnings thereon.  All employer contributions in the Plan as of April 30, 1998 are fully vested as of that date.  Participants who have balances transferred from the PTC Employees’ Retirement Plan are 100% vested in those amounts.  Participants who have balances transferred from one of the acquired affiliates in 2006 (MainSource Bank-Crawfordsville, MainSource Bank-Hobart, and MainSource Bank-Ohio) are vested the same percentage in the MainSource Plan as they were in their former plan.  For amounts contributed after April 30, 1998, vesting in the Company’s matching contribution and additional employer contribution portion of their accounts plus earnings thereon is based on years of service, as defined in the Plan, based on the following schedule:

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Years of Service	Vesting Percentage

1	0
2	20
3	40
4	60
5	80
6	100

A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.  Forfeited balances of terminated participants’ nonvested accounts may be used to offset expenses incurred in the administration of the Plan, including any costs associated with trading the Company’s stock, as allowed by law, and to the extent not needed to offset expenses, to reduce the Company’s liability for future matching contributions to the Plan.  At December 31, 2007 and 2006, forfeited accounts totaled $88,523 and $50,890, respectively.  These amounts are available to reduce future employer contributions to the Plan or to pay plan administrative expenses.  During 2007, $24,961 of the forfeiture account was used for these purposes.

Payment of Benefits:  Upon termination of service, a participant may elect to receive an amount equal to the value of his or her vested interest in their account in the form of a lump sum or installment payments.  Balances are generally paid as a single lump-sum distribution.

Participant Loans:  Participants may borrow from the Plan.  The amount that can be borrowed is a maximum generally equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms generally range from 1 to 5 years; however, they may be as long as 30 years for the purchase of a primary residence.  The loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the plan administrator.  Principal and interest payments are made through payroll deductions.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting based on accounting principles generally accepted in the United States of America.

Investment Valuation:  The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  The fair values of the Plan’s interests in a common collective trust are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager.  The Company stock is valued at its quoted market price.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.   Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. The Plan holds an indirect interest in a fully-benefit responsive contract through its investment in a common collective trust.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks such as interest rate, market, and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits:  Benefits are recorded when paid.

Concentration of Credit Risk:  At December 31, 2007 and 2006, approximately 36% and 39%, respectively, of the Plan’s assets were invested in MainSource Financial Group, Inc. common stock.  This stock has full voting rights.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards:  In September 2006, the FASB issued Statement No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard is effective for fiscal years beginning after November 15, 2007.    In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157.  This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities.  The new standard is effective for the Plan on January 1, 2008.  The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, subject to the provisions of ERISA and its related regulations.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 4 - INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2007	2006

Federated Investors, Inc. Total Return Bond Fund	$2,435,050	$2,368,864
Federated Investors, Inc. Kaufman Class K	3,266,257	*
Federated Investors, Inc. Stock Trust Fund	2,548,426	2,596,257
Federated Investors, Inc. Max Cap Fund	2,630,147	2,786,615
MainSource Financial Group, Inc. common stock (787,814 shares and 819,438 shares, respectively)	12,258,394	13,881,346
Federated Investors, Inc. Capital Preservation Fund (contract value $3,723,163 and $3,630,427, respectively)	3,741,701	3,595,857
Federated Investors, Inc. Kaufman Class A	*	2,130,448
Federated Equity Income Fund	*	1,952,099

*Does not exceed 5% of the Plan’s net assets

During 2007, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $663,472 as follows:

Net Depreciation
December 31, 2007

Mutual Funds	$297,643
MainSource Financial Group common stock	365,829
$663,472

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain professional fees related to the administration of the Plan were paid by the Company.  Fees paid by the Plan in 2007 to Crowe Chizek and Company, LLC, the auditors, of $18,200 qualify as party-in-interest transactions.  Fees paid by the Plan in 2007 of $11,145 for brokerage services also qualify as party-in-interest transactions.

The Plan’s investments in MainSource Financial Group, Inc. common stock at December 31, 2007 and 2006 qualify as party in interest investments.  Fees paid by the Plan in 2007 to Benefit Plan Administrators, Inc., the recordkeeper, of $11,861 qualify as party-in-interest transactions.

The Plan received dividend income from investments in MainSource Financial Group, Inc. common stock.  These dividends qualify as party in interest transactions.  The total dividends received from the MainSource Financial Group, Inc. common stock was $455,413.

Additionally, the Plan held party in interest investments in the form of participant loans at December 31, 2007 and 2006.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated November 29, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes that the Plan is designed and continues to be operated in compliance with applicable provisions of the IRC.

NOTE 7 - SUBSEQUENT EVENT

Effective July 1, 2008, the following changes were made to the terms of the Plan:

New participants are automatically enrolled to defer 1% of eligible compensation unless the participant changes the percentage of compensation to defer or elects not to participate in the Plan.  The contributions will be invested in a Life Cycle Fund that corresponds to their estimated time of retirement, unless the participant changes the allocation.

SUPPLEMENTAL INFORMATION

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Name of Plan Sponsor:   MainSource Financial Group, Inc.

Employer Identification Number:   35-1562245

Three-Digit Plan Number:  001

		(c)
		Description of
	(b)	Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

		Mutual Funds
	Federated Investors, Inc.	Total Return Bond Fund	**	$2,435,050
	Federated Investors, Inc.	Stock Trust Fund	**	2,548,426
	Federated Investors, In.	Equity Income Fund	**	18
	Federated Investors, Inc.	Max Cap Fund	**	2,630,147
	Federated Investors, Inc.	Equity Funds Kaufman Class K	**	3,266,257
	Federated Investors, Inc.	Strategic Value A	**	1,663,562
	Federated Investors, Inc.	Market Opportunity Fund	**	2,792
	Federated Investors, Inc.	International Small Co Fund	**	204,675
	Federated Investors, Inc.	International Value Fund	**	1,245,748
	Federated Investors, Inc.	Kaufman Small Cap Fund	**	658,041
	Federated Investors, Inc.	Mid-Cap Index Fund	**	1,050,172
	Federated Investors, Inc.	Target ETF 2015 Class K	**	163,058
	Federated Investors, Inc.	Target ETF 2025 Class K	**	516,730
	Federated Investors, Inc.	Target ETF 2035 Class K	**	262,097
	American Funds	Growth Fund of America R-3	**	115,384
	Royce Funds	Royce Total Return Fund	**	46,814
	Oppenheimer Funds	International Small Co Fund	**	330,701
	Davis Funds	Davis NY Venture Class R	**	526,445
	SEI Trust Company	SEI Stable Asset GIC	**	903

		Common/Collective Trust
	Federated Investors, Inc.	Capital Preservation Fund	**	3,723,163

		Common Stock
*	MainSource Financial Group, Inc.	Common stock	**	12,258,394

		Participant Loans
*	Participant Loans	Bearing interest at rates ranging from 8.75% to 9.25%	**	178,740
				$33,827,317

*                 Denotes party in interest

**          Participant-directed investments, cost basis not presented

MAINSOURCE FINANCIAL GROUP, INC. 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 11-K

December 31, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this report to be signed on their behalf by the undersign, there unto duly authorized.

MAINSOURCE FINANCIAL GROUP,
INC. 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

Date:	June 27, 2008	/s/ James M. Anderson
James M. Anderson
Senior Vice President & Chief
Financial Officer
MainSource Financial Group, Inc.

EXHIBIT INDEX

23.1	Consent of Independent Auditors